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                            June 26, 2024

       Marc Sirota
       Chief Financial Officer
       Altice USA, Inc.
       1 Court Square West
       Long Island City, NY 11101

                                                        Re: Altice USA, Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2023
                                                            Response dated June
17, 2024
                                                            File No. 001-38126

       Dear Marc Sirota:

              We have reviewed your June 17, 2024 response to our comment letter and have the following comment.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

              After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our May 29,
       2024 letter.

       Correspondence dated June 17, 2024

       Form 10-K for the Fiscal Year Ended December 31, 2023, page 50

   1. We note that you propose changing Operating Free Cash Flow to Adjusted EBITDA less
                                                        Capital Expenditures.
Adjusted EBITDA less Capital Expenditures is a Non-GAAP
                                                        measure that combines
attributes of both performance and liquidity measures (i.e. both accrual and cash
items). Therefore, this measure violates the guidance in C&DI Question
                                                        100.01 that precludes
presentation of a performance measure that excludes cash operating expenses. Please
confirm that you will not disclose this measure in future filings.
 Marc Sirota
Altice USA, Inc.
June 26, 2024
Page 2

       Please contact Claire DeLabar at 202-551-3349 or Robert Littlepage at 202-551-3361 if
you have questions regarding comments on the financial statements and related matters.



FirstName LastNameMarc Sirota                             Sincerely,
Comapany NameAltice USA, Inc.
                                                          Division of
Corporation Finance
June 26, 2024 Page 2                                      Office of Technology
FirstName LastName